UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Nocopi Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   655210 10 2
                                  -------------
                                 (CUSIP Number)

                               Henry F. Schlueter
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                             Telephone: 303-292-3883
                                Fax: 303-296-8880
                        E-mail: 76304.3546@compuserve.com
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 20, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Daniel Benasutti

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                           (a) / X /
                                                                  (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                                    7     SOLE VOTING POWER
                                          537,000
            Number of
             Shares                 8     SHARED VOTING POWER
          Beneficially                    0
            Owned by
              Each                  9     SOLE DISPOSITIVE POWER
            Reporting                     537,000
             Person
              with                 10     SHARED DISPOSITlVE POWER
                                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     537,000

12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                             /___/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Ross L. Campbell

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                           (a) / X /
                                                                  (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                                    7     SOLE VOTING POWER
                                          959,150
            Number of
             Shares                 8     SHARED VOTING POWER
          Beneficially                    0
            Owned by
              Each                  9     SOLE DISPOSITIVE POWER
            Reporting                     959,150
             Person
              with                 10     SHARED DISPOSITlVE POWER
                                          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     959,150

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                             /___/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Joseph Falcone

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                           (a) / X /
                                                                  (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                                  7     SOLE VOTING POWER
                                        130,000
          Number of
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                     130,000
           Person
            with                 10     SHARED DISPOSITlVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     130,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                             /___/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .39%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Michael Feinstein

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                           (a) / X /
                                                                  (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                                  7     SOLE VOTING POWER
                                        518,500
          Number of
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                     518,500
           Person
            with                 10     SHARED DISPOSITlVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     518,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                              /___/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Stanley Knowlton

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                          (a) / X /
                                                                 (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                                  7     SOLE VOTING POWER
                                        559,000
          Number of
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                      559,000
           Person
            with                 10     SHARED DISPOSITlVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     559,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                              /___/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.7%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP No. 655210 10 2

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Michael P. Voticky

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                          (a) / X /
                                                                 (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canadian--Resident in the United States

                                  7     SOLE VOTING POWER
                                        1,000
          Number of
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                     1,000
           Person
            with                 10     SHARED DISPOSITlVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                              /___/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .003%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

                   SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain Issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because off the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I. R.
S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.


C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1. Security and Issuer

     This Statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Nocopi Technologies, Inc., a Maryland corporation, 537 Apple Street, West Conshohocken, Pennsylvania 19428.

Item 2. Identity and Background

(a) The names of the persons filing this statement on Schedule 13D are the following natural persons:

                  Daniel Benasutti
                  Ross L. Campbell
                  Joseph Falcone
                  Michael A. Feinstein
                  Stanley Knowlton
                  Michael Voticky

(b) The business or residential address of the natural persons identified above are as follows:

     The residential address of Daniel Benasutti is 2002 Kerwood Drive, Broomall, Pennsylvania 19008.

     The residential address of Ross L. Campbell is 675 Lewis Lane, Ambler, Pennsylvania 19002.

     The residential address of Joseph Falcone is Wyntrelea Drive, Bryn Mawr, Pennsylvania.

     The business address of Michael A. Feinstein is Michael A. Feinstein, M.D., P.C., 801 Spruce Street, 3rd Floor East, Philadelphia, Pennsylvania 19107.

     The residential address of Stanley Knowlton is 12 Egypt Close, East Hampton, New York 11937.

     The business address of Michael Voticky is 610 Brazos, #300, Austin, Texas 78721


(c) The present principal occupation or employment of each of the natural persons filing this statement on Schedule 13D are as follows:

     Daniel Benasutti is General Manager of the Country Square Diner.

     Ross L. Campbell is Senior Vice President of Janney Montgomery Scott, a brokerage firm located in Philadelphia, Pennsylvania.

     Joseph Falcone is self-employed as a building contractor.

     Michael A. Feinstein is a licensed practicing physician.

     Stanley Knowlton is an account executive at Melhado & Flynn, a brokerage firm located in New York, New York.

     Michael P. Voticky is involved in the real estate development and management business and is a private investor.

(d) and (e) During the last five years, none of the natural persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. All of the natural persons listed above are citizens of the United States of America, with the exception of Michael P. Voticky, who is a citizen of Canada.


Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds  used by each of the  natural  persons  listed in
Item 2 above in making purchases of the Common Stock beneficially owned by each person was each person's personal funds intended by them solely to be used for their own investment purpose.

Item 4. Purpose of Transaction

     Each of the individuals acquired the Common Stock beneficially owned by them in the ordinary course of their investing activities.

     Depending upon market conditions and other factors that these individuals may deem material, each of the individuals may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the
Common Stock or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise. In addition, although each of the individuals originally purchased the Common Stock owned by them for investment purposes, they are now considering ways to increase shareholders' value in the Issuer. Such actions could include potential changes in the operations and/or capital structure of the Issuer, including but not limited to, aggressive action to collect all amounts owed to it by other parties including amounts owed from affiliated entities; actions to limit conflicts of interest between the directors of the Company and entities or individuals with which they are otherwise affiliated or associated; entry into a joint venture or a strategic partnership; proposing that management pursue an extraordinary corporate transaction, such as a merger, reorganization, liquidation or change in control of the Issuer; encouraging, participating or leading a proxy contest to change the Company's directors and/or encouraging or participating in or making a tender offer to acquire control of the Company. Although none of these individuals, currently has any definitive plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4, it should be noted that any of the actions described above could relate to or result in actions set forth in subparagraphs (a) through (j) of Item 4. These individuals are at the present time and may in the future discuss such possibilities with others, including, without limitation, other shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)  Stanley  Knowlton   beneficially   owns  559,000  shares  of  Common  Stock
     constituting 1.7% of the outstanding shares of Common Stock.

     Ross  L.  Campbell   beneficially  owns  959,150  shares  of  Common  Stock
     constituting 2.9% of the outstanding shares of Common Stock.

     Michael A. Feinstein beneficially owns 518,500 shares of Common Stock constituting 1.5% of the outstanding shares of Common Stock.

     Michael Voticky beneficially owns 1,000 shares of Common Stock constituting .003% of the outstanding shares of Common Stock.

     Daniel  Benasutti   beneficially   owns  537,000  shares  of  Common  Stock
     constituting 1.6% of the outstanding shares of Common Stock.

     Joseph   Falcone   beneficially   owns  130,000   shares  of  Common  Stock
     constituting .39% of the outstanding shares of Common Stock.

     All of the natural persons listed above, together in the aggregate, constituting a group for purposes of this statement filed on Schedule 13D, beneficially own 2,704,650 shares of Common Stock constituting 8.1% of the outstanding shares of Common Stock.

(b) Each natural person listed under paragraph (a) of Item 5 above has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by them as is listed by their name above.

(c) The following transactions were effected by the natural persons listed in paragraph (a) above within the past sixty (60) days:

     Daniel Benasutti purchased 50,000 shares of Nocopi Technologies, Inc. Common Stock on December 4, 1998, at $.10 per share in an open market purchase.

     Ross Campbell purchased 5,000 shares of Nocopi Technologies, Inc. Common Stock on December 4, 1998, at $.11 per share in an open market purchase.

     Joseph Falcone purchased (i) 20,000 shares of Nocopi Technologies, Inc. Common Stock on April 6, 1998, at $.21 per share in an open market purchase, (ii) 5,000 shares of Nocopi Technologies, Inc. Common Stock on April 9, 1998, at $.30 per share in an open market purchase, (iii) 5,000 shares of Nocopi Technologies, Inc. Common Stock on April 13, 1998, at $.33 per share in an open market purchase, (iv) 20,000 shares of Nocopi Technologies, Inc. Common Stock on April 21, 1998, at $.30 per share in an open market purchase, (v) 10,000 shares of Nocopi Technologies, Inc. Common Stock on April 30, 1998, at $.30 per share in an open market purchase, (vi) 20,000 shares of Nocopi Technologies, Inc. Common Stock on May 18, 1998, at $.33 per share in an open market purchase, (vii) 20,000 shares of Nocopi Technologies, Inc. Common Stock on July 10, 1998, at $.21 per share in an open market purchase, and (viii) 30,000 shares of Nocopi Technologies, Inc. Common Stock on November 5, 1998, at $.11 per share in an open market purchase.

     Michael Feinstein purchased (i) 15,000 shares of Nocopi Technologies, Inc. Common Stock on December 11, 1998, at $.135 per share in an open market purchase, (ii) 10,000 shares of Nocopi Technologies, Inc. Common Stock on December 14, 1998, at $.135 per share in an open market purchase, (iii) 10,000 shares of Nocopi Technologies, Inc. Common Stock on January 27, 1999, at $.10 per share in an open market purchase, (iv) 10,000 shares of Nocopi Technologies, Inc. Common Stock on January 28, 1999, at $.11 per share in an open market purchase, (v) 10,000 shares of Nocopi Technologies, Inc. Common Stock on February 18, 1999, at $.16 per share in an open market purchase, (vi) 10,000 shares of Nocopi Technologies, Inc. Common Stock on February 22, 1999, at $.16 per share in an open market purchase, and (vii) 10,000 shares of Nocopi Technologies, Inc. Common Stock on February 23, 1999, at $.16 per share in an open market purchase.

     Stanley Knowlton purchased (i) 40,000 shares of Nocopi Technologies, Inc. Common Stock on December 10, 1998, at $.15 per share in an open market purchase, (ii) 10,000 shares of Nocopi Technologies, Inc. Common Stock on December 11, 1998, at $.15 per share in an open market purchase, (iii) 20,000 shares of Nocopi Technologies, Inc. Common Stock on December 15, 1998, at $.14 per share in an open market purchase, and (iv) 30,000 shares of Nocopi Technologies, Inc. Common Stock on January 7, 1999, at $.14 per share in an open market purchase,

(d) No person other than the persons filing this statement on Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this statement on Schedule 13D or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A--Joint Filing Agreement

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 1, 1999

                                                   Signature:

                                                   /s/ Daniel Benasutti
                                                   -----------------------------
                                                   Daniel Benasutti

                                                   /s/ Ross L. Campbell
                                                   -----------------------------
                                                   Ross L. Campbell

                                                   /s/ Joseph Falcone
                                                   -----------------------------
                                                   Joseph Falcone

                                                   /s/ Michael Feinstein
                                                   -----------------------------
                                                   Michael Feinstein

                                                   /s/ Stanley Knowlton
                                                   -----------------------------
                                                   Stanley Knowlton

                                                   /s/ Michael Voticky
                                                   -----------------------------
                                                   Michael Voticky


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)